Sixth Amendment to Amended and Restated Revolving Credit Agreement

This Sixth Amendment to Amended and Restated Revolving Credit Agreement (herein, the “Amendment”) is entered into as of July 31, 2009, by and among World Acceptance Corporation, a South Carolina corporation (the “Borrower”), the Banks party hereto, and Bank of Montreal, as Agent for the Banks (the “Agent”).

Preliminary Statements

A.The Borrower, the Banks, and the Agent are parties to a certain Amended and Restated Revolving Credit Agreement, dated as of July 20, 2005, as amended (the “Credit Agreement”).  All capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

B.The Borrower and the Banks have agreed to amend the Credit Agreement under the terms and conditions set forth in this Amendment.  In addition, BMO Capital Markets Financing, Inc. (herein, the “Departing Bank”) has agreed to assign all of its Commitment and outstanding Obligations to Bank of Montreal (“BMO”); and Texas Capital Bank, National Association has agreed to join the Credit Agreement as a Bank with a commitment of $10,000,000 (“Texas Capital”, and, together with BMO, the “New Banks”).

Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1.	Amendments.

Subject to the satisfaction of the conditions precedent set forth in Section 2 below, the Credit Agreement shall be and hereby is amended as follows:

1.1.        Section 1.1 of the Credit Agreement (The Revolving Credit) shall be amended and restated in its entirety to read as follows:

Section 1.1.        The Revolving Credit.  Subject to the terms and conditions hereof, the Banks agree to extend a revolving credit (the “Revolving Credit”) to the Borrower in an aggregate principal amount at any one time outstanding not to exceed the lesser of (A) the Commitments and (B) the Borrowing Base as then determined and computed, which may be availed of by the Borrower in its discretion from time to time, be repaid and used again, to but not including the Termination Date.  The Revolving Credit, subject to all of the terms and conditions hereof, may be utilized by the Borrower in the form of Base Rate Loans or Eurodollar Loans, all as more fully hereinafter set forth.  The maximum amount of the Revolving Credit that a Bank agrees to extend to the Borrower shall be the aggregate amount of its Commitment (subject to any reductions thereof pursuant to the terms hereof).  The obligations of the Banks hereunder are several and not joint, and no Bank shall under any circumstances be obligated to extend credit hereunder in excess of its Commitment.  Each Borrowing of Loans shall be made ratably from the Banks in proportion to their respective Commitments.

1.2.        Section 1 of the Credit Agreement (The Credit) shall be amended by adding a new Section 1.2 that shall read as follows:

Section 1.2.        Increase in Commitments.  The Borrower may, on any Business Day prior to the Termination Date, with the written consent of the Agent, increase the aggregate amount of the Commitments by delivering a Commitment Amount Increase Request substantially in the form attached hereto as Exhibit D or in such other form acceptable to the Agent at least five (5) Business Days prior to the desired effective date of such increase (the “Commitment Amount Increase”) identifying an additional Bank (or additional Commitment for an existing Bank) and the amount of its Commitment (or additional amount of its Commitment); provided, however, that (i) any increase of the aggregate amount of the Commitments to an amount in excess of $25,000,000 will require the approval of the Required Lenders, (ii) any increase of the aggregate amount of the Commitments shall be in an amount not less than $10,000,000 for an additional Bank and $1,000,000 for an existing Bank, (iii) no Default or Event of Default shall have occurred and be continuing at the time of the request or  the effective date of the Commitment Amount Increase and (iv) all representations and warranties contained in Section 6 hereof shall be true and correct at the time of such request and on the effective date of such Commitment Amount Increase.  The effective date of the Commitment Amount Increase shall be agreed upon by the Borrower and the Agent.  Upon the effectiveness thereof, the new Bank(s) (or, if applicable, existing Bank(s)) shall advance Loans in an amount sufficient such that after giving effect to its advance each Bank shall have outstanding its pro rata share of the outstanding Loans in proportion to its Commitment.  It shall be a condition to such effectiveness that (i) if any Eurodollar Loans are outstanding under the Revolving Credit on the date of such effectiveness, such Eurodollar Loans shall be deemed to be prepaid on such date and the Borrower shall pay any amounts owing to the Bank pursuant to Section 2.10 hereof and (ii) the Borrower shall not have terminated any portion of the Commitments pursuant to Section 2.9 hereof.  The Borrower agrees to pay any reasonable expenses of the Agent relating to any Commitment Amount Increase.  Notwithstanding anything herein to the contrary, no Bank shall have any obligation to increase its Commitment and no Bank’s Commitment shall be increased without its consent thereto, and each Bank may at its option, unconditionally and without cause, decline to increase its Commitment.

1.3.        Section 2.1(a) of the Credit Agreement (Applicable Interest Rates; Base Rate Loans) and the definition of Base Rate set forth therein shall each be amended and restated in its entirety to read as follows:

(a)        Base Rate Loans.  Each Base Rate Loan made by a Bank shall bear interest (computed on the basis of a year of 360 days and actual days elapsed) on the unpaid principal amount thereof from the date such Loan is made until maturity (whether by acceleration or otherwise) at a rate per annum equal to the greater of (x) the Base Rate from time to time in effect plus 1.0% and (y) 4.0%, payable quarterly in arrears on the last day of each March, June, September and December in each year (commencing on the first such date occurring after the date hereof) and at maturity (whether by acceleration or otherwise).

“Base Rate” means, for any day, the rate per annum equal to the greatest of:  (a) the rate of interest announced or otherwise established by the Agent from time to time as its prime commercial rate, or its equivalent, for U.S. Dollar loans to borrowers located in the United States as in effect on such day, with any change in the Base Rate resulting from a change in said prime commercial rate to be effective as of the date of the relevant change in said prime commercial rate (it being acknowledged and agreed that such rate may not be the Agent’s best or lowest rate), (b) the sum of (i) the rate determined by the Agent to be the average (rounded upward, if necessary, to the next higher 1/100 of 1%) of the rates per annum quoted to the Agent at approximately 10:00 a.m. (Chicago time) (or as soon thereafter as is practicable) on such day (or, if such day is not a Business Day, on the immediately preceding Business Day) by two or more Federal funds brokers selected by the Agent for sale to the Agent at face value of Federal funds in the secondary market in an amount equal or comparable to the principal amount for which such rate is being determined, plus (ii) 1/2 of 1%, and (c) the LIBOR Quoted Rate for such day plus 1.00%.  As used herein, the term “LIBOR Quoted Rate” means, for any day, the rate per annum equal to the quotient of (i) the rate per annum (rounded upwards, if necessary, to the next higher one hundred-thousandth of a percentage point) for deposits in U.S. Dollars for a one-month interest period which appears on the LIBOR01 Page as of 11:00 a.m. (London, England time) on such day (or, if such day is not a Business Day, on the immediately preceding Business Day) divided by (ii) one (1) minus the Eurodollar Reserve Percentage.

1.4.        The definitions of Adjusted LIBOR, Eurodollar Reserve Percentage, and Eurodollar Margin set forth in Section 2.1(b) of the Credit Agreement (Applicable Interest Rates; Eurodollar Loans) shall be amended and restated in their entirety to read as follows:

“Adjusted LIBOR” means, for any Borrowing of Eurodollar Loans, a rate per annum equal to the greater of (i) 1.0% and (ii) the quotient of (x) LIBOR, divided by (y) one (1) minus the Eurodollar Reserve Percentage.

“Eurodollar Reserve Percentage” means the maximum reserve percentage, expressed as a decimal, at which reserves (including, without limitation, any emergency, marginal, special, and supplemental reserves) are imposed by the Board of Governors of the Federal Reserve System (or any successor) on “eurocurrency liabilities”, as defined in such Board’s Regulation D (or any successor thereto), subject to any amendments of such reserve requirement by such Board or its successor, taking into account any transitional adjustments thereto.  For purposes of this definition, the relevant Loans shall be deemed to be “eurocurrency liabilities” as defined in Regulation D without benefit or credit for any prorations, exemptions or offsets under Regulation D. The Eurodollar Reserve Percentage shall be adjusted automatically on and as of the effective date of any change in any such reserve percentage.

“Eurodollar Margin” means 3.0% per annum.

1.5.        The second sentence of Section 2.4 of the Credit Agreement (Interest Periods) shall be amended by striking the phrase “the Borrower may select, 1, 2, 3 or 6 months thereafter’ and inserting in its place the phrase “the Borrower may select, 1, 2, or 3 months thereafter”.

1.6.        Subsection (a) of Section 2.9 of the Credit Agreement (Commitment Terminations shall be amended and restated in its entirety to read as follows:

(a)        The Borrower shall have the right at any time and from time to time, upon five (5) Business Days’ prior written notice to the Agent (or such shorter period of time then agreed to by the Agent) to terminate without premium or penalty, in whole or in part, the Commitments, any partial termination to be in an amount not less than $2,000,000 or any larger amount that is an integral multiple of $1,000,000, and to reduce ratably the respective Commitments of each Bank; provided that  the Commitments may not be reduced to an amount less than the aggregate principal amount of Loans then outstanding.

1.7.        Section 5.1 of the Credit Agreement (Definitions) shall be amended by (a) striking the definitions of “Availability Period,” “Base Revolving Credit Commitments,” and “Seasonal Revolving Credit Commitments” and (b) amending and restating the definitions of “Commitment,” and “Termination Date” in their entirety to read as follows:

“Commitment" means, as to any Bank, the obligation of such Bank to make Loans under the Revolving Credit in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Bank’s name on Schedule 1.1 attached hereto and made a part hereof, as the same may be reduced or modified at any time or from time to time pursuant to the terms hereof.  The Borrower and the Banks acknowledge and agree that the Commitments of the Banks aggregate $213,317,000.00 on July 31,  2009.

“Termination Date” means July 31, 2011, or such later date to which the Commitments are extended pursuant to Section 3.4 hereof, or such earlier date on which the Commitments are terminated in whole pursuant to Sections 2.9, 9.3 or 9.4 hereof.

1.8.        Section 8.7 of the Credit Agreement (Consolidated Net Worth) shall be amended and restated in its entirety to read as follows:

Section 8.7.        Consolidated Net Worth. The Borrower will at all times keep and maintain Consolidated Net Worth at an amount not less than the Minimum Net Worth.  For purposes of this Section, “Minimum Net Worth” (a) for the fiscal quarter of the Borrower ending March 31, 2009, shall be $240,000,000 and (b) for each fiscal quarter thereafter shall be the sum of the Minimum Net Worth for the immediately preceding fiscal quarter plus 50% of Consolidated Net Income for such fiscal quarter (but without deduction in the case of any deficit in Consolidated Net Income for such fiscal quarter).

1.9.        Section 8.10 of the Credit Agreement (Limitations on Indebtedness) shall be amended and restated in its entirety to read as follows:

Section 8.10.        Limitations on Indebtedness. The Borrower will not at any time permit:

(a)        The aggregate unpaid principal amount of Senior Debt, on a consolidated basis, to exceed 375% of Consolidated Adjusted Net Worth; and

(b)        The aggregate unpaid principal amount of Subordinated Debt to exceed 100% of Consolidated Adjusted Net Worth.

1.10.        Section 8.18(g) of the Credit Agreement (Investments) shall be amended and restated in its entirety to read as follows:

(g)        Investments by the Borrower in WAC de México, S.A. de C.V., SOFOM, ENR and Servicios World Acceptance Corporation de México, S. de R.L. de C.V. (collectively, the “Mexican Subsidiaries”) in an aggregate amount not to exceed $45,000,000 at any one time outstanding; and

1.11.        There shall be added to the Credit Agreement a new Exhibit D that shall read as set forth on Exhibit D attached hereto and made a part hereof.

1.12.        Schedule 1.1 of the Credit Agreement (Commitments) shall be amended and restated in its entirety to read as set forth on Schedule 1.1 attached hereto and made a part hereof.

Section 2.	Addition of Texas Capital; Assignment by Departing Bank; and New Banks.

2.1.        Addition of Texas Capital.  On the date hereof, Texas Capital shall be deemed a Bank signatory to the Credit Agreement and shall have all the rights, benefits, duties and obligations of a Bank under the Credit Agreement and the Loan Documents with a Commitment as set forth on Schedule 1.1 hereto.  Accordingly, as of such date all references in the Credit Agreement and the Loan Documents to the terms “Bank” and “Banks” shall be deemed to include, and be a reference to, Texas Capital.  Texas Capital agrees that it will perform all of the duties and obligations which by the terms of the Credit Agreement and the Loan Documents are required to be performed by it as a Bank.

2.2.        Assignment by Departing Bank.  The Departing Bank hereby agrees to sell and assign without representation, recourse, or warranty all of its Obligations and Commitment (except the Departing Bank represents to BMO that it has authority to execute and deliver this Amendment and sell its Obligations and assign its Commitment contemplated hereby, which Obligations are owned by the Departing Bank free and clear of all Liens), and upon the satisfaction of the conditions precedent set forth in Section 3 hereof BMO hereby agrees to purchase and assume, 100% of the Departing Bank’s outstanding Obligations and Commitment under the Credit Agreement and the Loan Documents (including, without limitation, all of the Loans held by the Departing Bank) for a purchase price equal to the outstanding principal balance of Loans owed to the Departing Lender under the Credit Agreement as of the effective date of this Amendment, which purchase price shall be paid in immediately available funds on such date.  Such purchase and sale shall be arranged through the Agent as provided for below, and the Departing Bank hereby agrees to execute such further instruments and documents, if any, as the Agent may reasonably request in connection therewith.

Upon satisfaction of the conditions precedent set forth in Section 3 hereof and the payment of the purchase price owing to the Departing Bank pursuant hereto, the Departing Bank shall cease to be a Bank under the Credit Agreement and the other Loan Documents and (i) BMO shall have the rights of the Departing Bank thereunder subject to the terms and conditions hereof, and (ii) the Departing Bank shall have relinquished its rights (other than rights to indemnification and reimbursements referred to in the Credit Agreement which survive the repayment of the Obligations owed to the Departing Bank in accordance with its terms, including Sections 2.10, 12.6 and 12.13 thereof) and be released from its obligations under the Credit Agreement.  It is understood that all unpaid interest and fees accrued to the effective date of this Amendment that are owed to the Departing Bank with respect to the interest assigned hereby are for the account of the Departing Bank and such interest and fees accruing from and including the effective date of this Amendment are for the account of BMO.  Each of the Departing Bank and BMO hereby agrees that if it receives any amount under the Credit Agreement which is for the account of the other, it shall receive the same for the account of such other party to the extent of such other party’s interest therein and shall promptly pay the same to such other party.

2.3.        New Banks.  Each New Bank hereby confirms that it has received a copy of the Loan Documents and the exhibits related thereto, together with copies of the documents which were required to be delivered under the Credit Agreement as a condition to the making of the Loans and other extensions of credit thereunder. Each New Bank acknowledges and agrees that it has made and will continue to make, independently and without reliance upon the Agent or any other Bank and based on such documents and information as it has deemed appropriate, its own credit analysis and decisions relating to the Credit Agreement.  Each New Bank further acknowledges and agrees that the Agent has not made any representations or warranties about the credit worthiness of the Borrower or any other party to the Credit Agreement or any other Loan Document or with respect to the legality, validity, sufficiency or enforceability of the Credit Agreement or any other Loan Document or the value of any security therefor.

Section 3.	ConditionsPrecedent.

The effectiveness of this Amendment is subject to the satisfaction of all of the following conditions precedent:

3.1.        The Borrower, the Banks along with the Departing Bank and the New Banks, shall have executed and delivered this Amendment; and the Borrower shall have executed and delivered to the Agent (for delivery to the relevant Banks) replacement Notes in the amount of the respective Commitments of the Banks after giving effect to this Amendment.

3.2.        The Restricted Subsidiaries parties to the Subsidiary Guaranty Agreement shall have executed and delivered to the Agent their consent to this Amendment in the form set forth below.

3.3.        The Borrower shall have executed and delivered to the Agent an administrative agent’s fee letter in form and substance acceptable to the Agent.

3.4.        Legal matters incident to the execution and delivery of this Amendment shall be satisfactory to the Agent and its counsel.

Section 4.	Representations.

In order to induce the Banks to execute and deliver this Amendment, the Borrower hereby represents to the Agent, the Security Trustee, and the Banks that as of the date hereof, after giving effect to the amendments set forth in Section 1 above, (a) the representations and warranties set forth in Section 6 of the Credit Agreement and in the other Loan Documents are and shall be and remain true and correct (except that the representations contained in Section 6.6 shall be deemed to refer to the most recent financial statements of the Borrower delivered to the Agent) and (b) the Borrower and the Guarantors are in compliance with the terms and conditions of the Credit Agreement and the other Loan Documents and no Default or Event of Default exists or shall result after giving effect to this Amendment.

Section 5.	Miscellaneous.

5.1.        Except as specifically amended herein, the Credit Agreement shall continue in full force and effect in accordance with its original terms.  Reference to this specific Amendment need not be made in the Credit Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

5.2.        The Borrower heretofore executed and delivered, among other things, the Company Security Agreement and hereby acknowledges and agrees that the security interests and liens created and provided for therein secure the payment and performance of the Obligations as amended hereby, which are entitled to all of the benefits and privileges set forth therein.  Without limiting the foregoing, the Borrower acknowledges that the “Secured Indebtedness” as defined in the Company Security Agreement includes all Hedging Liability in addition to all other Obligations as originally defined therein.

5.3.        The Borrower agrees to pay on demand all costs and expenses of or incurred by the Agent in connection with the negotiation, preparation, execution and delivery of this Amendment and the other instruments and documents to be executed and delivered in connection herewith, including the fees and expenses of counsel for the Agent.

5.4.        This Amendment may be executed in any number of counterparts, and by the different parties on different counterpart signature pages, all of which taken together shall constitute one and the same agreement.  Any of the parties hereto may execute this Amendment by signing any such counterpart and each of such counterparts shall for all purposes be deemed to be an original.  Delivery of a counterpart hereof by facsimile transmission or by e-mail transmission of an Adobe Portable Document Format File (also known as an “PDF” file) shall be effective as delivery of a manually executed counterpart hereof.  This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of Illinois (without regard to principles of conflicts of laws).

[Signature Page to Follow]

This Sixth Amendment to Amended and Restated Revolving Credit Agreement is entered into as of the date and year first above written.

World Acceptance Corporation

By
Name: Alexander McLean, III
Title: Chief Executive Officer
Accepted and agreed to.
Bank of Montreal, in its capacity as Agent and as New Bank

By
Name: Michael S. Cameli
Title: Director

JPMorgan Chase Bank, N.A.

By
Name: Patrick S. Thornton
Title: Senior Vice President

Bank of America, National Association

By
Name: Deirdre Sikora
Title: Vice President

Capital One, National Association

By
Name: Paul J. Rubrich
Title: Vice President

Wells Fargo Preferred Capital, Inc.

By
Name: William M. Laird
Title: Senior Vice President

Carolina First Bank

By
Name:	Kevin M. Short
Title:	Senior Vice President

Texas Capital Bank, National Association

By
Name: Stephanie Hopkins
Title: Senior Vice President
Accepted and agreed to for purposes of Section 2 above.
BMO Capital Markets Financing, Inc., as Departing Bank

By
Name: Michael S. Cameli
Title: Director

Acknowledgement and Consent

Each of the undersigned is a Restricted Subsidiary of World Acceptance Corporation who has executed and delivered to the Security Trustee, the Agent, and the Banks the Subsidiary Guaranty Agreement and the Subsidiary Security Agreement.  Each of the undersigned hereby acknowledges and consents to the Fifth Amendment to Amended and Restated Revolving Credit Agreement set forth above and confirms that the Loan Documents executed by it, and all of its obligations thereunder, remain in full force and effect, and that the security interests and liens created and provided for therein continue to secure the payment and performance of the Obligations of the Borrower under the Credit Agreement after giving effect to the Amendment. Each of the undersigned acknowledges that the Security Trustee, the Agent, and the Banks are relying on the foregoing in entering into the Amendment.

Dated as of July 31, 2009.

World Acceptance Corporation of Alabama
World Acceptance Corporation of Missouri
World Finance Corporation of Georgia
World Finance Corporation of Louisiana
World Acceptance Corporation of Oklahoma, Inc.
World Finance Corporation of South Carolina
World Finance Corporation of Tennessee
WFC of South Carolina, Inc.
World Finance Corporation of Illinois
World Finance Corporation of New Mexico
World Finance Corporation of Kentucky
WFC Services, Inc., a South Carolina corporation
World Finance Corporation of Colorado

By
A. Alexander McLean, III
Its Chief Executive Officer

WFC Limited Partnership

By	WFC of South Carolina, Inc., as sole general partner

By
A. Alexander McLean, III
Its Chief Executive Officer

World Finance Corporation of Texas

By
Jeff L. Tinney
Its President

Schedule 1.1

Commitments

Name of Bank	Commitments

Bank of Montreal	$50,000,000.00

JPMorgan Chase Bank, NA	$15,000,000.00

Bank of America, N.A.	$33,384,500.00

Capital One, National Association	$30,000,000.00

Wells Fargo Preferred Capital, Inc.	$49,000,000.00

Carolina First Bank	$25,932,500.00

Texas Capital Bank, National Association	$10,000,000.00

Total	$213,317,000.00

Exhibit D

Commitment Amount Increase Request

_______________, ____

To:
Bank of Montreal, as Agent for the Banks party to the Amended and Restated Revolving Credit Agreement dated as of July 20, 2005 (as extended, renewed, amended or restated from time to time, the“Credit Agreement”), among World Acceptance Corporation, certain Banks which are signatories thereto, and Bank of Montreal, as Agent

Ladies and Gentlemen:

The undersigned, World Acceptance Corporation (the “Borrower”) hereby refers to the Credit Agreement and requests that the Agent consent to an increase in the aggregate Commitments (the “Commitment Amount Increase”), in accordance with Section 1.2 of the Credit Agreement, to be effected by [an increase in the Commitment of [name of existing Bank] [the addition of [name of new Bank] (the “New Bank”) as a Bank under the terms of the Credit Agreement].  Capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

After giving effect to such Commitment Amount Increase, the Commitment of the [Bank] [New Bank] shall be $_____________.

[Include paragraphs 1-4 for a New Bank]

1.        The New Bank hereby confirms that it has received a copy of the Loan Documents and the exhibits related thereto, together with copies of the documents which were required to be delivered under the Credit Agreement as a condition to the making of the Loans and other extensions of credit thereunder.  The New Bank acknowledges and agrees that it has made and will continue to make, independently and without reliance upon the Agent or any other Bank and based on such documents and information as it has deemed appropriate, its own credit analysis and decisions relating to the Credit Agreement.  The New Bank further acknowledges and agrees that the Agent has not made any representations or warranties about the credit worthiness of the Borrower or any other party to the Credit Agreement or any other Loan Document or with respect to the legality, validity, sufficiency or enforceability of the Credit Agreement or any other Loan Document or the value of any security therefor.

2.        Except as otherwise provided in the Credit Agreement, effective as of the date of acceptance hereof by the Agent, the New Bank (i) shall be deemed automatically to have become a party to the Credit Agreement and have all the rights and obligations of a “Bank ” under the Credit Agreement as if it were an original signatory thereto and (ii) agrees to be bound by the terms and conditions set forth in the Credit Agreement as if it were an original signatory thereto.

3.        The New Bank shall deliver to the Agent an administrative questionnaire in the form then required by the Agent.

[4.        The New Bank has delivered, if appropriate, to the Borrower and the Agent (or is delivering to the Borrower and the Agent concurrently herewith) the tax forms referred to in Section 12.1 of the Credit Agreement.]*

This Agreement shall be deemed to be a contractual obligation under, and shall be governed by and construed in accordance with, the laws of the state of Illinois.

The Commitment Amount Increase shall be effective when the executed consent of the Agent is received or otherwise in accordance with Section 1.2 of the Credit Agreement, but not in any case prior to ___________________, ____.  It shall be a condition to the effectiveness of the Commitment Amount Increase that all expenses referred to in Section 1.2 of the Credit Agreement shall have been paid.

The Borrower hereby certifies that no Default or Event of Default has occurred and is continuing.

Please indicate the Agent’s consent to such Commitment Amount Increase by signing the enclosed copy of this letter in the space provided below.

* Insert bracketed paragraph if New Bank is organized under the law of a jurisdiction other than the United States of America or a state thereof.

Very truly yours,

World Acceptance Corporation

By
Name:
Title:

[New or existing Bank Increasing Commitments]

By
Name
Title

The undersigned hereby consents on this __ day of _____________, _____ to the above-requested Commitment Amount Increase.

Bank of Montreal, as Agent

By
Name
Title